Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:     132-02838)

Date: March 3, 2021

The following communication relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp was first made on March 3, 2021.

©2021 Finance of America Equity Capital LLC Investor Presentation | March 2021

Disclaimer

This presentation contemplates the proposed business combination involving Replay Acquisition Corp. ("Replay") and Finance of America Equity Capital LLC (together with its subsidiaries and affiliates, "Finance of America").

Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition's and Finance of America's actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition's and Finance of America's expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition's and Finance of America's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the "Agreement"); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco (as defined below) and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America's business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco's shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition's most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Statement Regarding Non-GAAP Financial Measures

This presentation also contains non-GAAP financial information. Management uses this information in its internal analysis of results and believes that this information may be useful to investors in assessing Finance of America's operating performance. Such non-GAAP financial information, including Finance of America's definitions and methods of calculation, are not necessarily comparable to similarly titled measures of other companies. Reconciliations of these non-GAAP financial measures to their most directly comparable GAAP measures are set forth in the Appendix. For example, this presentation includes Adjusted EBITDA, which excludes items that are significant in understanding and assessing Finance of America's financial results or position. Therefore, this measure should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

No Offer or Solicitation

This presentation is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the "Form S-4") has been filed by Finance of America Companies Inc., a newly-formed holding company ("New Pubco"), with the U.S. Securities and Exchange Commission ("SEC") that includes a proxy statement of Replay Acquisition that also constitutes a prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition's officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Beginning on February 12, 2021, the definitive proxy statement/prospectus is being mailed to Replay Acquisition's shareholders as of January 28, 2021, seeking any required shareholder approval. Shareholders will also be able to obtain copies of such documents, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com.

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition's shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition's directors and executive officers in Replay Acquisition's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition's shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition's and Finance of America's participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition's and Finance of America's equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 2

Transaction Overview

- Combination of Finance of America ("FoA") and Replay Acquisition Corp. ("Replay") creates a best-in-class, publicly-traded finance company
- The transaction is expected to close on April 1, 2021
- Pro forma equity value of $1,912MM
- ~70% seller rollover including 36% by the FoA management team
- $250 million PIPE at $10.00 per share provides valuation ratification and future incremental float
- Attractive valuation: '21 and '22 P/E ratios of 4.7x and 4.1x, which represent a ~20% and ~42% discount to peer comps[1], respectively

Sources and Uses

$MM, unless noted

Sources	
Cash in Trust	$288
Proceeds from PIPE Raise	250
Seller Rollover	1,337
Total Sources	**$1,875**

Uses	
Seller Rollover	$1,337
Proceeds to Existing FoA Shareholders	518
Estimated Deal Expenses	20
Total Uses	**$1,875**

Valuation and Pro Forma Ownership

$MM, unless noted

Pro Forma Valuation	
Share Price	$10.00
x Pro Forma Shares Outstanding (MM)[2]	191.2
Pro Forma Equity Value	**$1,912**
Implied P/E: 2021 / 2022	**4.7x / 4.1x**

Pro Forma Ownership[3]



PIPE Investors 13%
Replay Sponsor and Independent Directors 2%
Replay Stockholders 15%
Seller Rollover 70%

Notes:
1. Pricing data as of 3/1/2021
2. Pro Forma shares outstanding assumes "full exchange" of seller rollover interests for listed shares of public company on a one-for-one basis (UP-C structure)
3. Assumes a nominal share price of $10.00. Ownership excludes impact of earn out and unvested sponsor promote, but includes impact of Warrant Exchange. Selling Shareholders to receive an additional earn out to vest over 6 years with share price hurdles (receive 9MM shares at each of the following share prices: $12.50 and $15.00). 90,000 sponsor promote shares held by Replay independent directors will vest immediately at close. Remaining sponsor promote of 7.1mm shares subject to vesting as follows: 40% to be issued at close, 35% vests at $12.50 share price and 25% vests at $15.00 share price

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 3

Key Takeaways

FoA "Alpha and Omega" model

1 Compelling Valuation & Diversified Income Stream

- ✓ Implied 2021E P/Adj. Earnings is lower than peer average: 4.7x vs 6.0x[1]
- ✓ Forecast assumes spread compression and does not include new product innovation or M&A
- ✓ Diversified, market-agnostic income stream: 32% of 2021E revenue comes from less cyclical, non-forward originations including:
  - ✓ **Reverse Mortgage** – $7 trillion in home equity available for seniors to fund required living expenses
  - ✓ **MSRs / Residuals** – Steady revenue and hedge against rising interest rates
  - ✓ **Commercial** – Financing for Single Family Rentals experiencing significant demand

2 Experienced & Aligned Management Team

- ✓ 9 of 16 members of management are founding executives of FoA and have worked together for 10+ years
- ✓ Management team has 25+ average years of experience in the mortgage industry
- ✓ FoA management and Blackstone will own $685 million and $650 million, respectively, totaling 70% of the company pro forma for the business combination[2]
- ✓ Insiders purchasing $63 million at $10 / share in the PIPE

3 Front End (Borrower)

Retail Origination platform with ~280 locations and 1,000+ loan officers, enhances customer relationships and generates diverse loan products

- ✓ Purchase-dominant: ~66% of mortgage originations for FoA historically[3]
- ✓ Retail model less sensitive to interest rates as compared to refinancing-focused platforms
- ✓ High customer satisfaction provides for ability to add new loan products through this proprietary sales channel

Large and growing TPO platform, including 1,200+ third-party broker relationships

Reverse platform ranked #1 wholesaler in reverse mortgages for the last 10 years

4 Back End (Investors)

Value of Investor Relationships perfects the asset light ROE-focused business model

- ✓ Proprietary securitization relationships generating above market ROEs
- ✓ 100 unique investors and ~1,000 third party clients, many of whom are repeat customers due to the recurring nature of Portfolio Management
- ✓ Deep understanding of investor demand, which informs origination focus on front end
- ✓ Insight required to innovate and create new products

Notes:
1. Pricing as of 3/1/2021
2 Assumes "full exchange" of seller rollover interests for listed shares of public company on a one-for-one basis
3 Average of 2017-2019

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 4

Today's Presenters

Finance of America



Brian Libman
Chairman and Founder

- Industry Experience: 32 years



Patricia Cook
Chief Executive Officer

- Industry Experience: 41 years



Graham Fleming
President

- Industry Experience: 25 years



Jeremy Prahm
Chief Investment Officer

- Industry Experience: 15 years

Replay Acquisition Corp.



Edmond Safra
Co-CEO

- Founder and President of EMS Capital
- VP and Director of M. Safra & Co.



Lance West
Partner

- Fmr. Chairman & CEO of Centerbridge Europe
- Director of Duo Bank (Walmart Bank) Canada and former Director of BankUnited



Chinh Chu
Partner

- Fmr. Senior Managing Director and Co-Head of Private Equity at Blackstone
- Director of Dun & Bradstreet and former Director of BankUnited

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 5

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 6 Finance of America Overview We are a unique, vertically integrated lending platform that connects borrowers with investors Diverse range of Agency and Proprietary lending products Distributed through a multi - channel network including retail, digital and brokers Portfolio Management team distributes our Proprietary products through securitizations and direct sales to end Investors We have purposely built a Multi Product Platform Spanning Asset Classes and Services Our three Lending Segments, Mortgage, Reverse Mortgage and Commercial businesses are complemented by a fee for service segment, Incenter, and by our Portfolio Management Segment . This diversification provides resiliency in varying rate and economic growth environments . The Adjusted EBITDA of these five segments have already demonstrated this resiliency which is evident in our earnings forecast for 2021 and 2022 . Our diverse business lines are supported by strong secular tailwinds We are poised to continue benefiting from persistent household formation growth, aging housing stock, aging demographics of the U . S . population, and the current low interest rate environment The tailwinds supporting our diverse business lines are unique and uncorrelated, mitigating volatility . Because we are not tied to any one product market – as many of our competitors are – we can quickly and efficiently pivot to capitalize when opportunities arise . We have multiple avenues for organic and inorganic growth Demonstrated ability to grow organically by introducing innovative new products that customers want and investors value, and inorganically by successfully acquiring, integrating and optimizing businesses on our platform ( 15 to date) . Through our Portfolio Management Segment, which includes a Broker Dealer and a Registered Investment Advisor we are able to efficiently and economically transfer risk and manage liquidity . Our asset and capital light model avails roughly 80% - plus of our income generation for reinvestment in the form of new products, additive acquisitions, or return of capital to shareholders . Going public provides us with another source of capital to fuel organic and inorganic growth . Customer, First, Last and Always A highly differentiated, diversified consumer lending platform producing growing cycle - resistant earnings

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 7 Finance of America at a Glance ~100 Unique Investors 60% ’18A - ’20A Revenue CAGR $33Bn 2020A Total Originations Across 100,000+ Customers $597MM 2020 Adj. EBITDA (1) >1,000 Fee Based Clients 33% 2020 Adj. EBITDA Margin (1) Note: 1. See Appendix for reconciliation of Adjusted EBITDA to the nearest GAAP measure

Multi-Product Platform Spanning Asset Classes and Services

Today					Tomorrow [1]
Lending			**Services**	**Investing**	**Near Term Innovation and M&A**
FINANCE of AMERICA – MORTGAGE –	FINANCE of AMERICA – REVERSE –	FINANCE of AMERICA – COMMERCIAL –	INCENTER	FINANCE of AMERICA – PORTFOLIO MANAGEMENT –	Agricultural Loans
Agency and non-agency mortgages	Government and proprietary reverse mortgages	Fix and flip, multi-property and single property investor loans	Title, appraisal management, MSR brokerage and valuation, student lending technology and senior living platform	Broker / dealer platform, leading the distribution of assets generated by origination channels	Retirement Mortgage
Distribution network of ~280 locations, 1,000+ loan officers, network of 1,200+ third party originators, and digital / direct-to-consumer					Fund Management Point of Sale Lending
Gain on sale and Origination Fees			Fee for service	Servicing income Net interest income MSR FV changes	Home Improvement

Business Excellence Office ("BXO")
All Business Lines Supported by Agile and Dynamic Centralized Corporate Team Delivering High Quality Services Efficiently

Note:
1. Future expansion opportunities not reflected in current forecast

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 8

Best-in-Class Technology

Finance of America's Corporate (BXO) load factor[1] is **34% less** than industry standard

90%+ NPS score[3]

Finance of America's Two-XP Platform Enables a Digital Mortgage Experience

	Function	TWO XP POINT OF SALE	Industry Comparable[2]	ROCKET
Client Portal	Online Application	✓	x	✓
	Secure Upload Documents	✓	x	✓
	eSign Documents	✓	✓	✓
	Pay and Order Appraisal	✓	x	✓
	Automated Assets Verification	✓	✓	✓
	Automated Income/Employment Verification	✓	✓	✓
	Real Time Loan Status Updates	✓	✓	✓
Advisor	Quick Quote / Scenario Builder	✓	✓	✓
	Single Request Product/Pricing/Closing Costs/MI	✓	x	✓
	Third Party Fee Automation	✓	✓	✓
	Presentation Quality Loan Summary/Comparison	✓	x	✓
	Dynamic Client Document Needs List	✓	x	✓
	DUAL Automated Underwriting System (AUS)	✓	x	✓
	Rate Locking	✓	✓	✓
	Initial Disclosures	✓	✓	✓
	Direct to Underwriting Submission	✓	x	✓
	Native mobile application	2021	x	✓
	Live chat integrated support	2021	✓	✓
	Instant prequalification	x	x	✓

Finance of America's Two-XM Marketing Operating System Comparison

Function	TWO XM MARKETING	Industry Comparable[2]
Advanced Reporting and Analytics	✓	x
Multi-Channel Marketing Platform (Email/Print/Social/Web)	✓	x
Referral Partner Co-Marketing	✓	✓
Collateral Generation w/Single or Dual Branding	✓	✓
Initiate Targeted Marketing	✓	✓
Automated Multi-Channel Customer Journey	✓	✓
Automated Opportunities Dashboards (Rate Alerts / ARMs / Mortgage Insurance / etc)	✓	x
Customer Behavioral Insights (Mortgage Inquiry / Equity Alerts / Debt Alerts / Collections / Credit Alert / etc)	✓	x
MLS Integration / Property Listing Alerts	✓	✓
Single Property Websites	✓	✓
Lead Capture / Landing Pages / Event Registrations	✓	✓
Customer Engagement - Home Owner (Property Value / Appreciation Trends / Recent Sales / Home Improvement / Refi & Equity Tools)	✓	x
Customer Engagement - Home Buyer (Property Search / New Listing Alerts / Home Favorites)	✓	x
Launch Marketing in A/B Testing Mode	✓	x

Source: MBA/Stratmor peer group survey
Notes:
1. Corporate load factor is defined as corporate cost/number of FTE per MBA/Stratmor peer group survey
2. Based on information gathered by internal staff at FoA about its competitors
3. Social Survey

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 9

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 10 Highlights Platform Diversity Produces Cycle Resistant Earnings Massive Addressable Markets with Structural Tailwinds Proven Ability to Innovate and Acquire Limited Capital Investment Required to Support Growth Compelling Valuation Proposition 1 2 3 5 4 Highly Experienced Management Team with a History of Value Creation 6

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 11 Massive and Growing Addressable Markets with Structural Tailwinds $3Tn Home Value of Investor Properties Total Addressable Market Why Target This Market Reverse Mortgage Mortgage Commercial Investing 1 Structural Tailwinds <0.2% Market Penetration 0 16 32 48 0 10 20 30 2010 2012 2014 2016 2018 2019 Financed Purchase Dollar Volume (LHS) % Purchased with Financing (RHS) 7.5% Avg. Public Pension Fund Return Target 1.45% 10Yr US Treasury Yield (3) 2.35% Investment Grade Corporate Bond Yield (3) (4) > Source: Federal Reserve Database, FactSet , Bloomberg, ICE, National Reverse Mortgage Lenders Association, Fannie Mae, eMBS , Morgan Stanley Research, Department of Housing and Urban Development, BLS, CBO, New York Fed, Bureau of Economic Analysis, Mortgage Bankers Association, Inside Mortgage Finance, U.S. Census Bureau, National Conference of State Legislatures and the AARP Public Policy Institute, SIFMA, National Rental Home Co unc il Notes: 1. As of 2/19/2021 per Morgan Stanley Research 2. Total home value of seniors 62+ as of 2016Q4; Total home equity value of seniors 62+as of 2018Q1 3. As of 3 /1/2021 4. Shown ICE BofA BBB US Corporate Index Effective Yield Multi - Year Refi Boom (1) 0% 25% 50% 75% 100% 2.5% 3.0% 3.5% 4.0% 4.5% 5.0% 5.5% 6.0% 6.5% 7.0% ~67% of $11Tn In - The - Money For a Refi

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 12 143% 132% 50% 107% 380% 16% (10%) (4%) 37% 59% 22% (41%) (49%) 267% 472% (100%) - 100% 200% 300% 400% 500% 2016 2017 2018 2019 2020 FOA Adjusted EBITDA YoY Change % MBA Market YoY Change % RKT Adjusted EBITDA YoY Change % Growing, Cycle Resistant Earnings (1) FoA vs. MBA Mortgage Originations vs. Rocket Attractive and Improving Revenue per Unit $6,556 $5,725 $7,263 $10,289 $10,277 $10,665 $11,792 $13,382 $14,172 2017 2018 2019 2017 2018 2019 2017 2018 2019 Average Industry Purchase Mix by Channel (2018 - 1H 2020 Average) (2) Revenue per Unit Originated ($) Source: CapitalIQ , MBA, Company Filings, Stratmor peer group survey 1. Each company may define Adj. EBITDA differently, and as a result, our YoY Change in Adj. EBITDA may not be directly comparabl e t o that of our peers 2. Per MBA/STRATMOR Peer Group Roundtables data; FY 2020 data is not yet available Platform Diversity Produces Cycle Resistant Earnings 2 Product - Agnostic Revenue Mix 69% 55% 56% 72% 68% 65% 31% 45% 44% 28% 32% 35% - 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2017 2018 2019 2020 2021E 2022E Forward Originations Non-Forward Originations 73% 55% 59% 12% - 10% 20% 30% 40% 50% 60% 70% 80% Retail Wholesale Correspondent Direct-to-Consumer FoA is poised to capitalize on future growth in purchase volumes

3 Proven Ability to Innovate and Acquire

Going into 2021, FoA has fully integrated its historical acquisitions and completed internal operational improvement initiatives to drive productivity and efficiency, improving employee efficiency by ~60% and fixed expenses per loan by ~20% through key channels

2020

MAR
Incenter acquired Silvernest

2019

APR
Incenter acquired MAS (Appraisal Management Company)

JUL
FoA made an equity investment in FarmOp Capital

2018

MAR
FoA acquired Skyline assets

FEB - JUL
Incenter invested in Silvernest, acquired ANTIC

OCT
Finance America Reverse launched HomeSafe Select

2017

FEB
B2R & Assets of Jordan Capital Finance acquired to become Finance of America Commercial

MARCH
Initial investment made in Cloud Virga

MAY
Incenter acquired CampusDoor

2016

MAR
Incenter acquired assets of IMA

APR
Incenter started mortgage-focused broker/dealer

NOV
Incenter acquired Boston National Title

2015

MAY
Blackstone acquired FoA, Incenter formed

MAY - JUL
Gateway, Pinnacle, and assets of PMAC acquired by FoA

AUG - OCT
Incenter began providing Finance of America Mortgage with outsourced Capital Markets & Incenter acquired assets of Manila platform and formed Lender Services platform

DEC
Urban Financial of America became FoA Reverse

2013

NOV
Urban Financial of America purchased

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 13

3 Proven Ability to Innovate and Acquire (Cont.)

Value Creation Through Innovation and Acquisition

Innovate

Retirement Mortgage

- Single loan that facilitates the transition to retirement
- Addresses primary reason for reverse application fallout – insufficient funds to repay existing mortgage

MSR Fund

- Launched FoA managed fund with initial capital commitments in excess of $500MM from third parties

Acquire

B2R Finance

- Restructured all low-margin products, leveraging capital markets execution abilities
- Redirected focus to core competencies

campusdoor

- Whitelabel SaaS and outsource lending platform that provides an easy entrée into consumer and private student lending.
- Largest third party technology and fulfilment provider to the Private Student Lending industry (1)

Optimization and Expansion Driving Profitability After Integration

Annualized Pre-Tax Income at Day-0 and 24 Months After Integration ($MM)


$79.7
16x Multiple
$5.0
T+0 Month
T+24 Month

FoA has executed 15 acquisitions since 2013, transforming its capabilities and scale

Note:
1. Based on Company estimates

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 14

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 15 Limited Capital Investment Required to Support Growth 4 A B = B / 365 C B = B * D A C E = B * (1 - ) F D E Note: 1. Assumes tax rate of 25%; the results of Finance of America Commercial are included as part of the Net Income attributable to Fin ance of America Equity Capital LLC ~80% of net income generated available for reinvestment in business, acquisitions, or potential distribution 00 XQOHVVQRWHG Forward Mortgage Reverse Mortgage Commercial 20 - 21E YoY Growth Expected in Originations ($MM) 4,104 530 402 Assumed Days on Warehouse 30 60 45 as a % of 365 Days 8% 16% 12% Implied Increase in Avg. Warehouse Advances 337 87 50 Warehouse Advance Rate 95% 95% 80% Capital Required to Support Increase in Warehouse 17 4 10 Capital Required to Support Retained Assets 47 Cumulative Capital Needed to Support Growth 78 Adjusted Net Income 2021E (1) 410 Capital Required to Support Retained Assets 19%

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 16 Compelling Valuation Proposition: Broader Platform Diversity vs. Peers 5 Comparison to mortgage peers Forward volume (1) $29bn $197bn $183bn $320bn $58bn $76bn $33bn Wholesale (2) 15% 6% 100% 38% - 29% - Retail (2) 74% - - - - 48% 100% Correspondent (2) - 82% - - 96% 13% - Direct - to - Consumer (2) 11% 12% - 62% 4% 10% - Purchase Mix % of Forward Originations (3) 34% / 66% 40% 24% Not Disclosed 62% 49% 47% Reverse Loans x Commercial / Business Purpose Loans x Non - Mortgage Originations as a % of 2021E Revenue 32% 19% 10% 11% Not Disclosed Not Disclosed 14% 2020 Origination Mix Source: CapitalIQ , Company Filings, Inside Mortgage Finance, Broker Research Reports 1. Caliber and GHLD Origination Volume 9M 2020 total, annualized; Amerihome LTM as of Q3 2020 2. Amerihome , Caliber, GHLD represent 9M 2020 %s 3. PFSI and UWMC as of FY 2020; GHLD metric as of 9 months ended 9/30/2020; RKT does not disclose refinance / purchase mix as a % o f originations FY 2020 / 2017 - 2019

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 17 2021E Price / Adj. EPS (1) Compelling Valuation Proposition: Priced at Discount to Peers 5 Source: SNL DataSource , Factset , Broker Research Reports 1. 2021 and 2022E estimates per FoA Management forecasts and Street research reports for peers; if applicable, net revenue adjus ted for changes in Fair Value of MSR or MSR amortization 2. FoA based TBV as of Q4 2020; FoA and comps share prices as of 3/1/2021; PFSI and UWMC TBV as of February 2021, RKT and GHLD T BV as of November 2020 Peer Avg: 6.0x Peer Avg: 7.1x Peer Avg: 4.2x 32.3% 19.0% 14.3% 10.9% 10.2% - 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0% FOA PFSI GHLD RKT UWMC 2022E Price / Adj. EPS (1) Price / Tangible Book Value (1)(2) Non - Mortgage Originations as % of 2021E Net Revenue (1) 3.4x 4.7x 4.8x 5.8x 9.8x 0.0x 2.0x 4.0x 6.0x 8.0x 10.0x 12.0x PFSI FOA GHLD UWMC RKT 4.1x 4.4x 5.1x 5.4x 13.4x 0.0x 2.0x 4.0x 6.0x 8.0x 10.0x 12.0x 14.0x 16.0x FOA GHLD PFSI UWMC RKT 1.3x 2.5x 3.0x 5.4x 7.6x - 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x 7.0x 8.0x PFSI GHLD FOA UWMC RKT

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 18 2020 2021E 2022E Forward Originations as a % of Revenue 71.9% 67.7% 64.7% Gain on Sale Margins 4.1% 3.7% 2.9% Adjusted Net Income (1) $373 $410 $477 Tangible Book Equity (2) $655 $725 $1,037 ROE 57.0% 56.6% 46.0% Implied Equity Market Cap ($10/share, 191.2mm shares) $1,912 $1,912 $1,912 Return on Implied Market Cap 19.5% 21.4% 24.9% ROE Build - up Compelling Valuation Proposition: Strong ROE 5 $ in millions Downside Protections Retail network with strong purchase originations capabilities Non - interest rate tail winds in Reverse and Commercial originations Forward MSR portfolio MSR fund Recurring revenue streams from Lenders Services and Portfolio Management retained assets and services Product innovation Selective M&A Note: 1. See Appendix for reconciliation of Adjusted Net Income to the nearest GAAP measure 2. See Appendix for reconciliation of Tangible Book Equity to the nearest GAAP measure

6 Highly Experienced Management Team with a History of Value Creation

9 of 16 Members of Management are Founding Executives of FoA and Have Worked Together For 10+ Years

- **Management team has 36% ownership stake in the new Company**



Brian Libman
Chairman and Founder
32 Years



Patricia Cook
Chief Executive Officer
41 Years



Graham Fleming
President
25 Years



Karen Tankersley
Strategic Legal Advisor, President, Finance of America Foundation
38 Years



Jeremy Prahm
Chief Investment Officer
15 Years



Benjamin Hill
Chief Information Officer
20 Years



Christine Herman
Chief Information Security Officer
11 Years



Tai Thornock
Chief Accounting Officer, Interim Chief Financial Officer
17 Years



Lauren Richmond
General Counsel
8 Years



Kristen Sieffert
President, Finance of America Reverse
16 Years



Bill Dallas
President, Finance of America Mortgage
26 Years



Joe Hullinger
President, Finance of America Commercial
35 Years



Bruno Pasceri
President, Incenter
39 Years



Alex Baren
Managing Director, Enterprise Operations
10 Years



Tony Villani
Chief Legal Officer
37 Years



Carolyn Frank
Chief Human Resources Officer
23 Years

Years of Industry Experience

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 19

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 20 Seasoned Board of Directors with Track Record of Success 6 Patricia Cook Norma Corio Robert Lord Tyson Pratcher 5 Independent Directors Brian Libman Menes Chee Lance West

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 21 Highlights Platform Diversity Produces Cycle Resistant Earnings Massive Addressable Markets with Structural Tailwinds Proven Ability to Innovate and Acquire Limited Capital Investment Required to Support Growth Compelling Valuation Proposition 1 2 3 5 4 Highly Experienced Management Team with a History of Value Creation 6

Appendix

Transaction Overview

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 24 SPAC Process Process Dates October 13, 2020 FoA and Replay announce business combination January 28, 2021 Shareholder record date for vote February 12, 2021 Proxy declared effective and mailed to shareholders March 23, 2021 Redemption cut - off date April 1, 2021 Close business combination March 25, 2021 Shareholder vote Transaction Overview Finance of America will be acquired by Replay Acquisition Corp., a publicly traded special purpose acquisition company, where by Replay will purchase for cash an equity interest in FoA Upon transaction close, there will be 191,200,000 fully diluted Units outstanding (assuming no redemptions) PIPE Investment : Replay will use the $250 million in proceeds from the PIPE investment to acquire additional units in FoA Public Warrants : exiting public shareholders have 14,375,000 warrants outstanding which will be equally exchanged for warrants in FoA Founder Warrants : In connection with Replay’s original private placement, 7,750,000 p rivate placement warrants will be exchanged for 775,000 of shares of Class A common stock in FoA Founder Shares : of the 7,187,500 founder shares outstanding, 90,000 are owned by Replay’s independent directors and vest at close while the remaining shares vest as follows: 40 % will vest immediately as Class A common stock, 35% vest if the average 20 - day trading price is at least $12.50 and 25% vest if the average 20 - day trading price is at least $15.00 Earnout Securities : up to 18,000,000 earnout securities to be issued to Replay Rollover Stockholders (9,000,000 shares issued if the average 20 - day trading price is at least $12.50 and 9,000,000 additional shares if the average 20 - day trading price is at least $ 15.00) Note: 1. These figures can be found in Replay’s S - 4 and Proxy

Financial Overview

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 26 373 410 477 2020A 2021E 2022E 597 577 667 2020A 2021E 2022E 1,788 1,754 1,893 2020A 2021E 2022E Adj. EBITDA (1) Financial Overview ($MM) Revenue Adj. Net Income (2) ($MM) ($MM) Current forecast does not include any product innovation or M&A Mortgage margins (GOS + lender fees) are the following: 2020 revenue margin of 428 bps (3) Q 4 2020 revenue margin of 467 bps (3) 2021E & 2022E assumes revenue margins of 365 bps (3) Tax rate of 25% applied to projections – we expect an average cash tax rate of ~12 - 15% for the next five years Commentary Notes: 1. See Appendix for reconciliation of Adjusted EBITDA to the nearest GAAP measure 2. See Appendix for reconciliation of Adjusted Net Income to the nearest GAAP measure. Assumes tax rate of 25%; the results of F ina nce of America Commercial are included as part of the net income attributable to Finance of America Equity Capital LLC 3. Revenue margin defined as total revenue in forward origination segment divided by net rate lock volume 1 2 3

Adjusted EBITDA by Segment


($MM)
Corp & Other
Lender Services
Portfolio Management
Commercial
Reverse
Mortgage
597
27
28
108
476
(3)
(39)
577
18
33
18
93
446
(31)
667
31
56
35
105
472
(32)
2020A
2021E
2022E

Commentary

Mortgage

- 29% '18A-'22E CAGR in top-line as business expands and expected capacity to increase market share
- Adjusted EBITDA growth from ($20MM) in 2018 to $472MM in 2022 as originations increase ~150% and margins widened within the same period

Reverse

- 5% '18A-'22E CAGR in top-line as business assumes stable consistent growth in platform
- Adjusted EBITDA growth from $90MM in 2018 to an expected $105MM in 2022

Commercial

- 17% '18A-'22E CAGR in top-line as business is expected to return to pre-COVID levels by 2022
- Adjusted EBITDA growth from $8MM in 2018 to an expected $35M in 2022

Portfolio Management

- 12% '18A-'22E CAGR in top-line as business continues to grow with MSR retention strategy and continued cash flows of retained interests in securitized assets
- Adjusted EBITDA growth from $21MM in 2018 to an expected $56MM in 2022

Lender Services

- 35% '18A-'22E CAGR in top-line as business increases capture of FoA businesses and increases services to third-party clients
- Adjusted EBITDA growth from $0.6MM in 2018 to an expanded $31MM in 2022

Corporate

- Assumes 25% tax rate, though we expect an average effective rate of ~12-15% for the next 5 years

Notes: See Appendix for reconciliation of Overall Adjusted EBITDA, and Adjusted EBITDA by Segment to the nearest GAAP measure.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 27

Balance Sheet

($ in Thousands)	As of December 31, 2020			As of December 31, 2019			
	Management	GAAP	Variance	Management	GAAP	Variance	Commentary
Cash and cash equivalents	$233,101	$233,101	$-	$118,083	$118,083	$-	
Restricted cash	12,682	306,262	(293,580)	38,173	264,581	(226,408)	Restricted cash in trusts shown in residual fair value of loans subject to non-recourse debt
Reverse mortgage loans held for investment, subject to HMBS obligations, at fair value	9,788,668	9,929,163	(140,495)	9,320,209	9,480,504	(160,295)	Net HECM asset broken out separately for Management View
Mortgage loans held for investment, subject to nonrecourse debt, at fair value	5,257,754	5,396,167	(138,413)	3,490,196	3,511,212	(21,016)	Residual fair value and Retained bonds broken out separately
Mortgage servicing rights, subject to nonrecourse debt, at fair value	15,172	-	15,172	-	-	-	GAAP consolidates all MSR; Management shown separately
Retained bonds	202,185	-	202,185	107,075	-	107,075	Retained bonds broken out separately
Residual fair value of loans subject to HMBS obligations	140,496	-	140,496	160,295	-	160,295	Net HECM asset broken out separately for Management View
Residual fair value of loans subject to nonrecourse debt	309,045	-	309,045	215,451	-	215,451	Residual fair value of loans subject to nonrecourse debt broken out separately
Mortgage loans held for investment, at fair value	730,821	730,821	-	1,414,073	1,414,073	-	
Mortgage loans held for sale, at fair value	2,222,811	2,222,811	-	1,251,574	1,251,574	-	
Debt securities, at fair value	10,773	10,773	-	114,701	114,701	-	
Mortgage servicing rights, at fair value	165,512	180,684	(15,172)	2,600	2,600	-	
Derivative assets, at fair value	92,065	92,065	-	15,553	15,553	-	
Fixed assets and leasehold improvements, less accumulated depreciation and amortization	24,512	24,512	-	26,686	26,686	-	
Goodwill	121,233	121,233	-	121,137	121,137	-	
Intangible assets, net	16,931	16,931	-	18,743	18,743	-	
Due from related parties	2,559	2,559	-	2,814	2,814	-	
Other assets	218,835	298,073	(79,238)	166,725	241,840	(75,115)	Other assets in trusts shown in residual fair value of loans subject to non-recourse debt
Total Assets	**$19,565,155**	**$19,565,155**	**$-**	**$16,584,088**	**$16,584,101**	**($13)**	
Total Assets Excluding Nonrecourse Obligations	***$4,503,561***			***$3,773,683***			
HMBS related obligations, at fair value	$9,788,668	$9,788,668	$-	$9,320,209	$9,320,209	$-	
Nonrecourse debt, at fair value	5,257,754	5,257,754	-	3,490,196	3,490,196	-	
Other secured lines of credit - Retained bonds	15,172	15,172	-	-	-	-	
MSR related liabilities, nonrecourse at fair value	202,185	-	202,185	107,075	-	107,075	
Other secured lines of credit	2,771,559	2,973,744	(202,185)	2,642,338	2,749,413	(107,075)	
Payables and accrued liabilities	398,973	398,973	-	326,163	326,176	(13)	Other liabilities in trusts shown in residual fair value of loans subject to non-recourse debt
Notes payable	336,572	336,572	-	27,313	27,313	-	
Total Liabilities	**$18,770,883**	**$18,770,883**	**$-**	**$15,913,294**	**$15,913,307**	**($13)**	
Total Liabilities Excluding Nonrecourse Obligations	***$3,709,289***			***$3,102,889***			
CRNCI	166,231	166,231	-	187,981	187,981	-	
Members' equity	628,041	628,041	-	482,813	482,813	-	
Total members' equity	$794,272	$794,272	$-	$670,794	$670,794	$-	
Total Assets	**$19,565,155**	**$19,565,155**	**$-**	**$16,584,088**	**$16,584,101**	**($13)**	

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 28

Reverse Mortgage Timeline of Enhancements

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 30 Timeline of Enhancements to HECM Product Activity 2013 2014 2015 2017 2018 2019 2020 60% cap on upfront draws Reduced PLF (the reverse LTV): reduced percentage of borrowers who qualified, reducing overall industry production Introduction of Financial Assessment: All borrowers required to complete reverse mortgage counseling through HUD Approved Independent 3rd party counselor All borrower's complete financial assessment to assess creditworthiness and ability to pay tax and insurance obligations If required, life expectancy set aside (“LESA”) created to cover taxes and hazard insurance payment for life of loan Implementation of NBS provisions which grant a surviving non - borrowing spouse the right to continue to occupy the property subject to the terms of the original loan agreement Changes to upfront and ongoing mortgage insurance premiums and update of PLFs/LTVs, reducing interest rate floor from 5.06% to 3% Introduction of collateral risk assessment of HECM appraisals to ensure proper valuations were being used in the origination of HECMs Finance of America Reverse Pre Financial Assessment (as of 3/2015) Post Financial Assessment (as of 3/2020) T&I Default 5.9% 1.2% 80% improvement in T&I Default at FAR since financial assessment was implemented

GAAP Reconciliations

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 32 ($MM) 2018A 2019A 2020A Pre - Tax Income 48 78 500 Depreciation of Fixed Assets 5 6 8 Amortization of Intangible Assets 3 3 3 Corporate Debt Interest Expense 1 3 8 Deferred Purchase Price Liability (2) (2) 3 Total Adjustments to Net Income 7 10 22 EBITDA 55 88 522 Change in FV of Minority Investments (2) (1) 6 Change in FV of Loans and Securities HFI (10) 20 50 One - time Expenses / Adjustments 18 18 19 Total Adjustments to EBITDA 5 37 75 Adjusted EBITDA 60 124 597 Adjusted EBITDA Reconciliation Notes: With regards to the non - GAAP 2021E and 2022E guidance provided herein, a reconciliation to the nearest GAAP measure has not been provided as the quantification of certain items included in the calculation of the non - GAAP 2021E and 2022E guidance cannot be calculated or predicted at this time without unreasonable efforts.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 33 ($MM) 2018A 2019A 2020A Pre - Tax Income 48 78 500 Provision for Income Taxes (Subsidiary C - Corps) (0) (1) (2) Net Income before Non - Controlling Interest 47 77 498 Provision for Income Taxes @ 25% (12) (19) (124) Adjusted Net Income 35 57 373 Adjusted Net Income Reconciliation Notes: With regards to the non - GAAP 2021E and 2022E guidance provided herein, a reconciliation to the nearest GAAP measure has not been provided as the quantification of certain items included in the calculation of the non - GAAP 2021E and 2022E guidance cannot be calculated or predicted at this time without unreasonable efforts.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 34 ($MM) 2018A 2019A 2020A Total Equity 599 678 794 Goodwill, Intangibles & NCI (307) (328) (139) Tangible Book Equity 292 350 655 Tangible Book Equity Reconciliation Notes: With regards to the non - GAAP 2021E and 2022E guidance provided herein, a reconciliation to the nearest GAAP measure has not been provided as the quantification of certain items included in the calculation of the non - GAAP 2021E and 2022E guidance cannot be calculated or predicted at this time without unreasonable efforts.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 35 ($MM) 2018A 2019A 2020A Pre - Tax Income (32) 20 460 Depreciation of Fixed Assets 1 3 3 Amortization of Intangible Assets 0 0 0 Corporate Debt Interest Expense - - - Deferred Purchase Price Liability (2) - - Total Adjustments to Net Income (1) 3 3 EBITDA (33) 23 463 Change in FV of Minority Investments - - 6 Change in FV of Loans and Securities HFI - - - One - time Expenses / Adjustments 13 13 7 Total Adjustments to EBITDA 13 13 13 Adjusted EBITDA (20) 36 476 Adjusted EBITDA Reconciliation | Mortgage Notes: With regards to the non - GAAP 2021E and 2022E guidance provided herein, a reconciliation to the nearest GAAP measure has not been provided as the quantification of certain items included in the calculation of the non - GAAP 2021E and 2022E guidance cannot be calculated or predicted at this time without unreasonable efforts.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 36 ($MM) 2018A 2019A 2020A Pre - Tax Income 88 65 107 Depreciation of Fixed Assets 1 0 1 Amortization of Intangible Assets 0 - - Corporate Debt Interest Expense - - - Deferred Purchase Price Liability - - - Total Adjustments to Net Income 1 0 1 EBITDA 89 65 108 Change in FV of Minority Investments - - - Change in FV of Loans and Securities HFI - - - One - time Expenses / Adjustments 1 2 0 Total Adjustments to EBITDA 1 2 0 Adjusted EBITDA 90 67 108 Adjusted EBITDA Reconciliation | Reverse Mortgage Notes: With regards to the non - GAAP 2021E and 2022E guidance provided herein, a reconciliation to the nearest GAAP measure has not been provided as the quantification of certain items included in the calculation of the non - GAAP 2021E and 2022E guidance cannot be calculated or predicted at this time without unreasonable efforts.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 37 ($MM) 2018A 2019A 2020A Pre - Tax Income 6 15 (4) Depreciation of Fixed Assets 1 1 1 Amortization of Intangible Assets 1 - - Corporate Debt Interest Expense - - - Deferred Purchase Price Liability 0 0 1 Total Adjustments to Net Income 2 1 1 EBITDA 8 16 (3) Change in FV of Minority Investments - - - Change in FV of Loans and Securities HFI - - - One - time Expenses / Adjustments 0 0 - Total Adjustments to EBITDA 0 0 - Adjusted EBITDA 8 16 (3) Adjusted EBITDA Reconciliation | Commercial Notes: With regards to the non - GAAP 2021E and 2022E guidance provided herein, a reconciliation to the nearest GAAP measure has not been provided as the quantification of certain items included in the calculation of the non - GAAP 2021E and 2022E guidance cannot be calculated or predicted at this time without unreasonable efforts.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 38 ($MM) 2018A 2019A 2020A Pre - Tax Income (1) 5 20 Depreciation of Fixed Assets 1 1 3 Amortization of Intangible Assets 1 2 1 Corporate Debt Interest Expense - - - Deferred Purchase Price Liability 0 (2) 2 Total Adjustments to Net Income 3 1 7 EBITDA 2 6 27 Change in FV of Minority Investments (2) 1 - Change in FV of Loans and Securities HFI - - - One - time Expenses / Adjustments 1 (0) 0 Total Adjustments to EBITDA (1) 1 0 Adjusted EBITDA 1 7 27 Adjusted EBITDA Reconciliation | Lender Services Notes: With regards to the non - GAAP 2021E and 2022E guidance provided herein, a reconciliation to the nearest GAAP measure has not been provided as the quantification of certain items included in the calculation of the non - GAAP 2021E and 2022E guidance cannot be calculated or predicted at this time without unreasonable efforts.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 39 ($MM) 2018A 2019A 2020A Pre - Tax Income 31 9 (22) Depreciation of Fixed Assets 0 0 0 Amortization of Intangible Assets - - - Corporate Debt Interest Expense - - - Deferred Purchase Price Liability - - - Total Adjustments to Net Income 0 0 0 EBITDA 31 10 (22) Change in FV of Minority Investments - - - Change in FV of Loans and Securities HFI (10) 20 50 One - time Expenses / Adjustments - 1 - Total Adjustments to EBITDA (10) 21 50 Adjusted EBITDA 21 30 28 Adjusted EBITDA Reconciliation | Portfolio Management Notes: With regards to the non - GAAP 2021E and 2022E guidance provided herein, a reconciliation to the nearest GAAP measure has not been provided as the quantification of certain items included in the calculation of the non - GAAP 2021E and 2022E guidance cannot be calculated or predicted at this time without unreasonable efforts.

FINANCE OF AMERICA EQUITY CAPITAL LLC | Slide 40 ($MM) 2018A 2019A 2020A Pre - Tax Income (44) (36) (60) Depreciation of Fixed Assets (0) 1 1 Amortization of Intangible Assets 1 1 1 Corporate Debt Interest Expense 1 3 8 Deferred Purchase Price Liability - - - Total Adjustments to Net Income 2 5 9 EBITDA (42) (31) (51) Change in FV of Minority Investments - (3) - Change in FV of Loans and Securities HFI - - - One - time Expenses / Adjustments 2 2 12 Total Adjustments to EBITDA 2 (0) 12 Adjusted EBITDA (40) (32) (39) Adjusted EBITDA Reconciliation | Corporate & Other Notes: With regards to the non - GAAP 2021E and 2022E guidance provided herein, a reconciliation to the nearest GAAP measure has not been provided as the quantification of certain items included in the calculation of the non - GAAP 2021E and 2022E guidance cannot be calculated or predicted at this time without unreasonable efforts.

2

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement of Replay Acquisition that also constitutes a prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Beginning on February 12, 2021, the definitive proxy statement/prospectus is being mailed to Replay Acquisition’s shareholders as of January 28, 2021, seeking any required shareholder approval. Shareholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com.

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

3

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition and Finance of America, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Replay Acquisition for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Replay Acquisition’s other filings with the SEC. Each of Replay Acquisition, Finance of America and New Pubco cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each of Replay Acquisition, Finance of America and New Pubco cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America or New Pubco does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.